Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-286854-01

VICI Properties L.P.

$1,750,000,000

Final Term Sheet
August 5, 2026

$900,000,000 5.400% Senior Notes due 2031
$850,000,000 5.750% Senior Notes due 2036

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated August 5, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 30, 2025 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	VICI Properties L.P. (the “Company”)

Ratings*:	Baa3 (Stable) by Moody’s Investors Service
BBB- (Stable) by S&P Global Ratings
BBB- (Stable) by Fitch Ratings

Trade Date:	August 5, 2026

Settlement Date**:	August 14, 2026 (T+7)

5.400% Senior Notes due 2031

Securities Offered:	5.400% Senior Notes due 2031

Aggregate Principal Amount Offered:	$900,000,000

Interest Payment Dates:	April 15 and October 15, beginning on April 15, 2027

Interest Rate:	5.400% per annum, accruing from August 14, 2026

Maturity Date:	October 15, 2031

Benchmark Treasury:	4.375% due July 31, 2031

Benchmark Treasury Yield:	4.324%

Spread to Benchmark Treasury:	+108 basis points

Yield to Maturity:	5.404%

Price to Public:	99.966% of the principal amount, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to September 15, 2031 (the “2031 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points; on and after the 2031 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.

CUSIP:	925650AL7

ISIN:	US925650AL71

5.750% Senior Notes due 2036

Securities Offered:	5.750% Senior Notes due 2036

Aggregate Principal Amount Offered:	$850,000,000

Interest Payment Dates:	April 15 and October 15, beginning on April 15, 2027

Interest Rate:	5.750% per annum, accruing from August 14, 2026

Maturity Date:	October 15, 2036

Benchmark Treasury:	4.375% due May 15, 2036

Benchmark Treasury Yield:	4.613%

Spread to Benchmark Treasury:	+135 basis points

Yield to Maturity:	5.963%

Price to Public:	98.375% of the principal amount, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to July 15, 2036 (the “2036 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +25 basis points; on and after the 2036 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption.

CUSIP:	925650AM5

ISIN:	US925650AM54

All Notes Offered Hereby

Total Net Proceeds:	Approximately $1,725.0 million, after deducting the underwriting discounts (but before deducting the estimated offering expenses payable by the Company).

Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc. Mizuho Securities USA LLC
Truist Securities, Inc.
BofA Securities, Inc.
BNP Paribas Securities Corp.
Capital One Securities, Inc.
Citigroup Global Markets Inc.
Citizens JMP Securities, LLC
J.P. Morgan Securities LLC
SMBC Nikko Securities America, Inc.

Senior Co-Managers:	Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Manager:	Scotia Capital (USA) Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes before the business day prior to the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and should consult their own advisors.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, by calling Barclays Capital Inc. toll-free at 1-888-603-5847, by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403 or by calling Truist Securities, Inc. toll-free at 1-800-685-4786.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.